Unbridled Energy Corporation

Management's Discussion & Analysis

For the second quarter ending October 31, 2007

Form 51-102F1 as at December 21, 2007

GENERAL

The following discussion and analysis of the operations, results, and financial position of Unbridled Energy Corporation (“Unbridled” or “the Company”) for the second quarter ending October 31, 2007, should be read in conjunction with the Company’s unaudited interim Financial Statements for the quarter ending October 31, 2006 and the Company’s audited Financial Statements for the year ended April 30, 2007.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis (“MD&A”) contains certain forward looking statements, except for historical information.  These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, and/or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward looking statements.

DATE

This MD&A covers the quarter ending October 31, 2007 and was prepared effective December 21, 2007.

OVERALL PERFORMANCE

At the end of October 31, 2007 the Company has working interest (WI) of between 25% and 50% in three wells (3-17, 7-18, and 16-21) on the Chambers Property in Alberta, Canada.  During the second quarter, a pipeline was completed connecting the 3-17 well into Conoco’s gas gathering system, and production from the well began on November 7, 2007 at a restrained gross rate of approximately 1000 Mscf/d and 50 to 75 bbl/d condensate.  Reserves from the 3-17 will be estimated by a third party after the well flows into the sales line for several months.  The Company’s Net Revenue Interest in the 3-17 well is approximately 18.25%.  The Company also completed drilling the 16-21 well on this property at the end of September 2007 and a completion is now underway.  The well encountered numerous gas bearing sands, shales, and a carbonate formation, which is the current completion target.  Finally, a pipelines are in the design and planning stages to connect the 7-18 and 16-21 wells into production.

The Company also holds a 50% WI on two wells in its Tsuu T’ina property in Alberta Canada.  The Company plans to divest this property starting in Q1 2008.

In the USA, the Company has a 50% WI in 61 gross wells in Chautauqua County, New York.  These wells produce approximately net 125 Mscf/d and 3 bbl/d oil.  The Company also recently signed a Letter of Intent to purchase a 50% WI in an additional 22 wells in this area, plus additional acreage and deep rights if the transaction is completed.  The Company has plans to drill 10 wells in New York in Q1 2008.

Finally, the Company owns 100% WI in approximately 15,500 acres in Jackson County Ohio.  The Company is obligated to purchase 100% WI in an additional 7,500 acres in this County.  There are no wells drilled yet on the Ohio acreage.  Associated with the Jackson County acreage, the Company signed a Letter of Intent to sell a 50% WI to a Joint Venture partner on the conditions the partner drills, completes, and production tests three horizontal wells into the Devonian Shale. The Company also signed a Letter of Intent with an operator who owns 2,000 acres amongst the Company’s 23,000 acres.  This purchase will include two existing wellbores, an option to purchase approximately 2,000 acres, and access into a local pipeline.  The Company continues to evaluate opportunities to purchase additional acreage in Canada and in the USA, in addition to joint venture opportunities with other operators.

The Company is a public company listed on the TSX Venture Exchange and is exploring and developing its oil and gas properties.  The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves and confirmation of the Company’s interest in the oil and gas properties, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition of the properties.

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003 as Leroy Ventures Inc. and on July 19, 2006, the Company changed its name to Unbridled Energy Corporation.

As of October 31, 2007, the Company had $762,169 (April 2007: $3,599,908) in cash and cash equivalents and a working capital of $(1,131,527) (April 2007: $2,634,320).  The Company had no debt as of October 31, 2007 and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents, and short-term investments.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

RESULTS OF OPERATIONS

Oil and Gas Operations

As of October 31, 2007, the Company has acquired the following oil and gas interests in the province of Alberta, Canada:

a)

Chambers Property – By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement, a 20% working interest in the Chambers 3-17-41-11 W5M well, which was subsequently increased to include an additional 5% working interest and the overriding royalty payable to the farmor pursuant to the said farmout and participation agreement and a 50% BPO interest in the Chambers 7-18-41-11 W5M well.  This increase in interest was achieved through the acquisition of White Max Energy Ltd.’s entire interest in the Chambers area (White Max is a Calgary, Alberta based private E&P company).

The closing of the aforesaid Chambers acquisition gives the Company a 25% working interest in the Chambers 3-17-41-11 W5M well.  This well has been completed in multiple formations and it is anticipated that the formations will ultimately be commingled similar to completion and production techniques used in many of the Ferrier Pools to the east.  Additional drilling opportunities exist based on the success in the 3-17 well.  The next test well was the 16-21 well, spudded at the end of August.  This new pool well was drilled to the top of the Shunda formation and encountered multiple gas bearing formations to an approximate depth of 3,300 metres. The Company is completing the lower carbonate formation in the first half of December.  The Company holds 12,160 acres with an option on another 1,920 acres in the Chambers/Ferrier area with an average working interest of approximately 35%.

b)

Tsuu T’ina First Nation Reserve – By an assignment and assumption agreement dated March 31, 2006, the Company acquired a 50% working interest in a joint venture with Arapahoe Energy Corporation (“Arapahoe”) in certain petroleum and natural gas rights on the Tsuu T’ina First Nation (Sarcee Indian) Reserve southwest of Calgary, Alberta.

The Company owns a 50% WI in approximately 30,000 acres on this prospect and has earned all mineral rights on the property based on expenses spent on drilling three wells.  The Horseshoe Canyon coalbed methane and the Edmonton gas sands are the shallow targets.  A 3D seismic survey also exists over some of the acreage.  Based on the three test wells, the Company and its joint venture partner estimate the coals to be present in 20 sections.  The coals were present in the first two wells, but were faulted out in the third well (AAO 102 Sarcee 11-11-23-4W5M).  The AAO 102 Sarcee 9-21-23-3W5M well stimulated coalbed methane formations in 24 perforated intervals.  The AAO 102 Sarcee 4-30-23-3-3W5M well stimulated coalbed methane formations in 15 perforated intervals.  Both wells were production tested during an extended flow test.  Management has determined based on current information that the development cost of the Tsuu T’ina property exceeds management’s estimate of the property’s fair market value, and as such a write down of approximately $5.2 million was recorded in the financial statements during the year ended April 30, 2007.

As of October 31, 2007, the Company has acquired the following oil and gas interests in the USA

a)

CHAUTAUQUA LAKE PROPERTIES, CHAUTAUQUA COUNTY, NEW YORK

On April 2, 2007, Unbridled Energy purchased a 50% working interest (“WI”) in 13,280 gross acres, in the State of New York.  This property, with modest production, was primarily acquired to develop proven, probable, and possible undeveloped unconventional natural gas reserves in tight gas sand and shale reservoirs.

Since purchasing the property, the Company has completed workovers on 12 wells to improve production from existing completed intervals. Pipeline shut-ins and high line pressures have restricted production in NY this summer and fall.  The Company is by-passing the line restrictions in one area by laying pipeline and connecting to the Tennessee system.  This should allow the wells to produce year round.

Reserve estimates established by Schlumberger Data & Consulting Services (“Schlumberger”), an independent qualified reserve estimator, of 31 billion cubic feet (“bcf”) net to the Company of P3 (proven probable possible) reserves.  The possible reserves included in the P3 reserves are estimated at 24 bcf.  It is Unbridled’s intention, as operator, to apply the latest proven technology to develop this reserve base.

Management has completed a field-wide geologic, reservoir, completion, and stimulation study.  These studies will establish the most effective technology for the ongoing development of these reserves and the best location for the first group of new wells.  The Company has started the process to secure a drilling rig to commence drilling new wells and to recomplete existing wells by early Q1 2008.

b)

OHIO RIVER PLAY, OHIO

The Company has purchased 100% WI in approximately 15,500 acres in Jackson County, Ohio through an arm’s-length transaction with a third party.  The Company has committed to purchase approximately 7,500 additional acres in Jackson County, Ohio, and has the right of first refusal to continue purchasing additional acreage in an Area of Mutual Interest (AMI).  The Devonian group of shale reservoirs and the Clinton tight gas sand are available to exploit natural gas.  Schlumberger estimated a discovered resource of over 300 Bcf in the Devonian Shale intervals on the initial purchased acreage.  A geologic study has been completed to help high grade drilling locations.

Subsequent Events

a)

The Company executed a Business Loan Agreement and Promissory Note for $6 million USD with Huntington National Bank on Friday, November 16, 2007.  The initial lending base is $4.2 million USD.  Funds from this debt facility will be applied to the ongoing development of the Company’s existing reserve base in the Appalachian Basin, USA, further development of the Company’s project in the Chambers area of the Western Canadian Sedimentary Basin, and general corporate purposes.  Interest will be charged on the outstanding principal at a rate of LIBOR  plus 250 basis points.  The loan is secured by Unbridled’s reserves in Chautauqua County, New York, USA.

b)

The Company entered into a Joint Venture Agreement and a four township AMI with Equitable Production Company, a unit of Equitable Resources, Inc. (NYSE: EQT) to partner on drilling three horizontal test wells in the first quarter 2008 in the Devonian shales in south central Ohio.  The agreement requires Equitable to invest up to $1.8 million to drill, complete and test three horizontal wells on Unbridled’s approximate 23,000 acre land position.  Equitable will earn a 50% working interest in Unbridled’s 100% holdings.

           c)

The Company signed a Purchase and Sale agreement to acquire two existing wells completed in the Clinton sandstone formation and an option to purchase 2,000 additional acres.  The transaction includes pipeline access to sell gas from a portion of the Company’s lands in Ohio.  One of the wells will be re-entered and drilled horizontally by Equitable Production Company (see (b) above).  This purchase will be rolled into the Joint Venture Agreement with Equitable Production Company.

Risks and Uncertainties

Mining and oil and gas companies face many and varied kinds of risks in exploration activities. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.   The principal activity of the Company is now oil and gas exploration and it is inherently risky.  Exploration is also capital intensive and the Company currently has no source of income other than those described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

Following are the risk factors which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors

Exploration Risks

The business of exploring for oil and gas involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored worldwide are ultimately developed into marketable resources. At the present, only the Chautauqua Lake wells in New York and the Chambers 3-17 have marketable reserves and the proposed programs are an exploratory search for proven or probable reserves which can be marketed. The areas presently being assessed by the Company may not contain economically recoverable volumes of oil or gas. The operations of the Company may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable reserves are found, substantial expenditures are required to establish a marketing process.  The economics of developing oil and gas properties is affected by many factors including the cost of operations, fluctuations in the price of the commodities produced, costs of processing equipment, pipeline shut-ins and high line pressure and such other factors as government regulations, including regulations relating to environmental protection.

Financing Risks

The Company has limited financial resources, has limited sources of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s properties will be dependent upon the Company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition and exploration of oil and gas properties as well as for the recruitment and retention of qualified employees.

Environment and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain oil and gas industry operations.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations, and permits. There can be no assurance that all permits which the Company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration activities and these may be costly to remedy.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities casing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new properties.

Title matters

Title to and the area of oil and gas concessions may be disputed. Although the Company has taken steps to verify the title to properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Dependence on Key Personnel

The Company’s development to date has largely depended, and in the future will continue to depend, on the efforts of key management. Loss of any of these people could have a material adverse effect on the Company and its business. The Company has not obtained key-person insurance in respect of any directors and other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the Company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the Company’s securities other than possible capital gains.

Competitive Conditions

The oil and gas business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive oil and gas properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. Finally, the Company competes with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract equity investments and other capital.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for oil and gas exploration and development.  Factors beyond the control of the Company may affect the marketability of resources discovered by the Company.  Oil and gas prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters ending October 31, 2007.

Item	2007 Oct. 31, Q2	2007 Jul. 31, Q1	2007 Apr. 30, Q4	2007 Jan. 31, Q3	2006 Oct. 31, Q2	2006 Jul. 31, Q1	2006 Apr. 30, Q4	2006 Jan. 31, Q3
Cash and cash equivalents	762,169	2,643,565	3,599,908	3,210,942	139,946	3,242,212	2,777,927	1,069,316
Working capital	(1,131,527)	2,128,228	2,634,320	1,719,721	(1,505,659)	1,258,918	1,688,082	1,089,081
Net loss	1,099,295	1,180,308	4,532,959	406,898	558,953	476,691	615,071	50,435
Loss per share and diluted loss per share	0.03	0.03	0.17	0.01	0.02	0.02	.074	0.006
Total assets	20,268,443	18,189,392	18,455,073	20,457,288	15,192,184	15,496,532	8,573,329	1,467,374

Corporate Structure

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name from Leroy Ventures Inc. to Unbridled Energy Corporation.  The Company’s head office is located at 2424 4th Street SW, Calgary, Alberta T2S 2T4 with a satellite office at 2100 Georgetowne Drive, Suite 301, Sewickley, Pennsylvania 15143, USA.

Unbridled Energy’s registered office is located in the offices of Bull, Housser & Tupper LLP, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia V6E 3R3.

The results of operations reflect the costs of oil and gas property acquisitions, exploration expenses, plus costs incurred by the Company to maintain its properties in good standing with the various regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company.  General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue.  General and administrative costs are reduced by interest earned on bank accounts and short term investments.  During the period ended October 31, 2007, the Company recorded net revenue of $53,032 from its oil and gas properties.

Three Months Ended October 31, 2007 versus 2006 for oil and gas expenditures

	2007 $	2006 $
Acquisition costs	299,831	281,420
Asset retirement obligation costs	6,000
Drilling	2,593,364	2,056,146
Equipment	(1,350)	47,996
Geological and geophysics	63,528	371,926
General exploration expenses		18,978
Other fixed assets	7,431
Total Oil and Gas Property Costs	2,968,804	2,776,466

The general and corporate expenses for the three months ended October 31, 2007 were $1,099,267 (2006: $460,818).  The significant expenses are as per the following table:

	3 Months ended Oct. 31
General and Corporate	2007 $	2006 $
Financial marketing	100,938	49,757
Accounting and audit fees	68,201	37,550
Bank charges and interest	377	430
Consulting	45,781	74,283
Foreign exchange loss (gain)	38,509
Investor relations	20,350	15,250
Legal fees	2,335	124,559
Management fees		17,800
Office and miscellaneous	90,161	128,893
Payroll Professional fees	182,339 81,805
Regulatory and transfer agent fees	22,478	12,296
Rent	69,611
Stock-based compensation	313,243
Travel and promotion	63,139
	1,099,267	460,818

In general, the second quarter General Corporate activity costs increased compared to previous quarters due to increased activities in a number of categories.  These categories all increased due to the increased level of corporate and field activity as a result of the increase in oil and gas acquisitions and exploration and the requirement for additional personnel and office facilities.

For the 2007 year, General and Administrative costs increased substantially over the 2006 total.  The majority of the cost increase was due to the following:

•

Financial marketing increased by $242,550 and consulting increased by $46,402 and accounting fees increased by $80,117 and payroll and rent, which were non-existent in the past, increased by $287,235 and $124,681 from the previous year, all due to the increased level of corporate activity and financings required for property acquisitions in the oil and gas exploration field.

•

Stock-based compensation increased by $632,922 due to increase in stock options granted to directors, officers and consultants.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral and oil and gas properties, are financed through the completion of equity offerings involving the sale of equity securities.  These equity offerings generally include private placements and the exercise of warrants and options.  Since the Company is a junior resource exploration company, the Company does not have the usual ability to generate sufficient amounts of cash and cash equivalents in the short term.  To maintain the Company's capacity, to meet planned growth, or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.  This may change in the future if the Company is successful in realizing income from its carried interests in its recently acquired oil and gas properties.  The Company is currently investigating the use of various financing alternatives to fund the development of the Company’s properties.

As of October 31, 2007, the Company had $762,169 in cash and cash equivalents (April 2007: $3,599,908) and a working capital of $(1,131,527) compared to the previous year’s working capital of $(1,505,659).

There are 17,165,577 shares issuable from outstanding warrants (2006: 8,078,750) at exercise prices from $0.55 to $1.31, which if fully exercised, would raise $15,272,210 (2006: $11,087,000).  There are also 2,865,000 share purchase options outstanding (2006: 2,200,000) with a weighted average exercise price of $1.11 which would contribute $3,179,250 (2006: $2,944,500) if exercised in full.

The Company’s acquisition costs for resource properties for the quarter ended October 31, 2007 was $299,831 (2006: $281,240) as a result of the oil and gas property acquisitions.  The Company had no debt as of October 31, 2007 and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents, and short-term investments.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Other

The Company does not have commitments, events, risks or uncertainties that management reasonably believes will materially affect the Company's future performance including losses before discontinued operations and extraordinary items.

There are no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.  There have been no unusual or infrequent events or transactions over the past year.

Based on the Company’s operating history and management’s knowledge of expected events, only minor fluctuations and no major change in liquidity requirements are expected.  Liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid securities and receivables are mainly comprised of GST recoveries.

In terms of the Company’s ability to generate sufficient amounts of cash and cash equivalents, sources of funding are limited to private and/or public placements and debt financing since the Company is a junior exploration company with limited revenues from its New York property at this time.  The main circumstance that could change this would be additional revenues when the Company starts producing the Chambers wells in Canada, plus drilling/completing a successful new well in Chambers, plus drilling new wells on its New York and Ohio properties.

CAPITAL RESOURCES

The Company’s capital expenditure commitments as of the fiscal period ended October 31, 2007 is dependent on a number of factors.  The discovery, development and acquisition of mineral and oil and gas properties are in many instances unpredictable events. Future commodity prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company expects to receive significant income from its oil and gas properties in the near future but there is no assurance that this will be the case.  Should the Company decide to further develop any of its properties or acquire new properties, the Company may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies, or through a combination of the above.

The principal activity of the Company is oil and gas exploration and development and it is inherently risky.  Exploration is also capital intensive and the Company currently has no source of income other than those described above.  Only the skills of its management and staff in oil and gas exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

During the quarter, the Company had the following transactions with officers and directors and other companies with which officers or directors are related:

	October 2007	31, 2006
Accounting fees	$ -	$ 9,000
Administration fees	8,130	-
Consulting fees	15,990	-
Course and convention fees	2,374	-
Dues and membership fees	4,666	-
Legal fees	12,324	3,210
Management fees	15,000	15,000
Office	1,727	-
	60,211	$ 27,210

SIGNIFICANT ACCOUNTING POLICIES

Changes in Accounting Policies including Initial Adoption

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") handbook Section 3870 with respect to Stock-Based Compensation awards to employees of the Company.

This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations required that compensation for all awards be measured and recorded in the financial statements at fair value for fiscal years beginning on or after January 1, 2004.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.  These capitalized costs, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  Petroleum products and reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equals to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Environmental and Land Reclamation Costs

The fair value of liabilities for asset retirement obligations will be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and amortized over the life of the asset, when production commences.  Prior to commercial productions, future site disturbances will be addressed and an accrual for the remediation costs will be established.

During the course of acquiring, exploring and developing potential mining and oil and gas properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements.  To date, no significant disturbances have occurred nor have any physical structures been constructed.  The costs of complying with these requirements are capitalized as incurred, as deferred costs until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life.  Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities.  Unless otherwise noted, it is Management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

OTHER

Shares issued and outstanding

As at October 31, 2007, the Company had 44,533,968 shares issued and outstanding and 64,564,545 fully diluted shares outstanding.  As at the date of this MD&A, December 21, 2007, the total number of shares issued and outstanding is 44,533,968.

Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and resource property costs is provided in the Company’s Statement of Operations and the accompanying notes contained in its unaudited Financial Statements for October 31, 2007 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

Pursuant to Multilateral Instrument 52-109 Certification of Disclosures in Issuers’ Annual and Interim Filings, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at October 31, 2007, to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the period ended October 31, 2007.

The Company evaluated the design of its internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended October 31, 2007 and based on this evaluation have determine these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal control deficiencies which are not atypical for a company of this size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues.  Until additional competent personnel are recruited, the internal control deficiencies noted above will continue to exist.

Approval

The Audit Committee members of the Company have approved the disclosure contained in this annual MD&A.

This MD&A is available on Unbridled’s SEDAR Page Site accessed through www.sedar.com.